                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                        _______________________________

                                 SCHEDULE 13D
                                (RULE 13D-101)
   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                              (Amendment No. 10)*
                           TELE-COMMUNICATIONS, INC.
                           -------------------------
                               (Name of Issuer)

(1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share.
(2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share.
(3) Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share.
(4) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share.
(5) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share.
(6) Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share.
(7) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share.
--------------------------------------------------------------------------------
                       (Title of Classes of Securities)

(1)  Series A TCI Group Common Stock:                  87924V101
(2)  Series A Liberty Media Group Common Stock:        87924V507
(3)  Series A TCI Ventures Group Common Stock:         87924V887
(4)  Series B TCI Group Common Stock:                  87924V200
(5)  Series B Liberty Media Group Common Stock:        87924V606
(6)  Series B TCI Ventures Group Common Stock:         87924V879
(7)  Class B Preferred Stock:                          87924V309
--------------------------------------------------------------------------------
                                (CUSIP Numbers)

                              Dr. John C. Malone
                         c/o Tele-Communications, Inc.
                    5619 DTC Parkway, Englewood, CO  80111
                                (303-267-5500)
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 14, 1998
                               ----------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                             (Page 1 of 112 Pages)

_________________________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Exhibit Index is on Page 12


                              Page 2 of 112 Pages

Cusip No. for Series A TCI Group Common Stock                87924V101
Cusip No. for Series A Liberty Media Group Common Stock      87924V507
Cusip No. for Series A TCI Ventures Group Common Stock       87924V887
Cusip No. for Series B TCI Group Common Stock                87924V200
Cusip No. for Series B Liberty Media Group Common Stock      87924V606
Cusip No. for Series B TCI Ventures Group Common Stock       87924V879
Cusip No. for Class B Preferred Stock                        87924V309
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Dr. John C. Malone
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)    [_]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

(7)  Sole Voting Power
     0 Shares

(8)  Shared Voting Power

     1,400,146      Shares of Series A TCI Group /1/
     54,449,228     Shares of Series B TCI Group /2, 3/
     1,137,807      Shares of Series A Liberty Group /2, 4/
     27,233,811     Shares of Series B Liberty Group /2, 5/
     1,200,000      Shares of Series A Ventures Group /6/
     45,039,888     Shares of Series B Ventures Group /2, 7/
     273,600        Shares of Class B Preferred /2/

(9)  Sole Dispositive Power
     0 Shares

(10) Shared Dispositive Power /8/

     1,400,146      Shares of Series A TCI Group /1/
     30,451,772     Shares of Series B TCI Group /2, 3/
     1,137,807      Shares of Series A Liberty Group /2, 4/
     12,941,092     Shares of Series B Liberty Group /2, 5/
     1,200,000      Shares of Series A Ventures Group /6/
     24,634,494     Shares of Series B Ventures Group /2, 7/

                              Page 3 of 112 Pages

     273,600        Shares of Class B Preferred /2/

                              Page 4 of 112 Pages

--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      1,400,146     Shares of Series A TCI Group /1/
      54,449,228    Series B TCI Group /2, 3/
      1,137,807     Shares of Series A Liberty Group /2, 4/
      27,233,811    Shares of Series B Liberty Group /2, 5/
      1,200,000     Shares of Series A Ventures Group /6/
      45,039,888    Shares of Series B Ventures Group /2, 7/
      273,600       Shares of Class B Preferred /2/

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11) /9, 10/

Series A TCI Group            less than 1%
Series B TCI Group            84.5%
Series A Liberty Group        less than 1%
Series B Liberty Group        85.9%
Series A Ventures Group       less than 1%
Series B Ventures Group       93.6%
Class B Preferred             17.6%
--------------------------------------------------------------------------------
(14) Type of Reporting Person
     IN

____________________
1. Includes 1,400,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 1,120,000 shares are currently exercisable, but does not include shares of Series A TCI Group Stock issuable upon conversion of shares of Series B TCI Group Stock owned by Dr. Malone or his spouse.

2. Includes, as applicable, 784,892 shares of Series B TCI Group Stock, 12,726 shares of Series A Liberty Group Stock, 439,875 shares of Series B Liberty Group Stock, 793,240 shares of Series B Ventures Group Stock, and 6,900 shares of Class B Preferred Stock beneficially owned by Dr. Malone's spouse, as to which Dr. Malone disclaims any beneficial ownership thereof.

3. Includes 17,157,952 shares of TCI Series B Stock pledged as security for the October 1998 Facility. Also includes 100,000 shares of Series B TCI Group Stock pledged as security for a separate loan. Also includes 1,684,775 shares of Series B TCI Group Stock on which Dr. Malone has been granted the voting rights and 22,312,681 shares of Series B TCI Group
     Stock on which Dr. Malone may exercise voting rights if the holders of such shares and Dr. Malone disagree on how the shares should be voted; however, Dr. Malone has no right to dispose of such shares (which are excluded in (10) above).

4. Includes 1,125,000 shares of Series A Liberty Group Stock which Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 900,000 shares are currently exercisable. These shares do not include shares of Series A Liberty Group Stock issuable upon conversion of shares of Series B Liberty Group Stock owned by Dr. Malone or his spouse.

5. Includes 500,000 shares of Series B Liberty Group Stock pledged as security for a loan and 14,292,719 shares of Series B Liberty Group Stock on which Dr. Malone may exercise voting rights if the holders of such shares and Dr. Malone disagree on how the shares should be voted; however, Dr. Malone has no right to dispose of such shares (which are excluded in (10) above).

6. Includes 1,200,000 shares of Series A Ventures Group Stock which Dr. Malone would acquire upon the exercise of stock options granted in tandem

                              Page 5 of 112 Pages
     with stock appreciation rights of which options for 960,000 shares are currently exercisable, but does not include shares of Series A Ventures Group Stock issuable upon conversion of shares of Series B Ventures Group Stock owned by Dr. Malone or his spouse.

7. Includes 1,721,360 shares of Series B Ventures Group Stock on which Dr. Malone has been granted voting rights and 18,684,034 shares of Series B Ventures Group Stock on which Dr. Malone may exercise voting rights if the holders of such shares and Dr. Malone disagree on how the shares should be voted; however, Dr. Malone has no right to dispose of such shares (which are excluded in (10) above). Also, includes 2,800,000 shares which Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which none are currently exercisable.

8.   Subject to the Call Agreement.  (See Item 6 hereof.)

9. Each share of Series B TCI Group Stock, Series B Liberty Group Stock and Series B Ventures Group Stock is entitled to 10 votes per share and each share of Series A TCI Group Stock, Series A Liberty Group Stock and Series A Ventures Group Stock is entitled to one vote per share. In addition, holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Stock, Series B TCI Group Stock, Series A Liberty Group Stock, Series B Liberty Group Stock, Series A Ventures Group Stock, Series B Ventures Group Stock, and certain classes/series of Issuer preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 48% of the voting power with respect to a general election of directors of the Issuer.

10. The percentage ownership for the Series B TCI Group Stock only was calculated based upon the number of shares of such stock outstanding as of September 30, 1998, plus the 8,718,770 shares acquired by Dr. Malone and the 5,792,800 shares acquired by the Magness Group on October 14, 1998 and October 16, 1998, respectively, pursuant to the June Option.

                              Page 6 of 112 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                              (Amendment No. 10)

                                 Statement of

                              DR. JOHN C. MALONE
       Pursuant to Section 13(d) of the Securities Exchange Act of 1934
                                 in respect of

                           TELE-COMMUNICATIONS, INC.
                           -------------------------
                         (Commission File No. 0-20421)

ITEM 1.  Security and Issuer
         -------------------

     Dr. John C. Malone hereby amends and supplements his Statement on Schedule 13D, as amended to the date hereof (the "Statement"), with respect to the following shares of stock of Tele-Communications, Inc., a Delaware corporation (the "Issuer"), beneficially owned by Dr. Malone:

     (1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share (the "Series A TCI Group Stock");

     (2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share (the "Series A Liberty Group Stock");

     (3) Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share (the "Series A Ventures Group Stock");

     (4) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share (the "Series B TCI Group Stock");

     (5) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share (the "Series B Liberty Group Stock");

     (6) Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share (the "Series B Ventures Group Stock"); and

     (7) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share (the "Class B Preferred Stock").

     The Issuer's executive offices are located at 5619 DTC Parkway, Englewood, Colorado 80111. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

     Dr. Malone is filing this Amendment No. 10 to the Statement to report (a) his acquisition, on October 14, 1998, of 8,718,770 shares of Series B TCI Group Stock in connection with his exercise of the right to purchase such shares granted to him by Tele-Communications, Inc. pursuant to a Letter Agreement dated June 16, 1997 (the "June Option"), and (b) the release of certain shares of Series B TCI Group Stock pledged as collateral for a loan. Dr. Malone's exercise of his right to purchase Series B TCI Group Stock was previously reported in Amendment No. 9 to his Statement on Schedule 13D.

                              Page 7 of 112 Pages

ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     Item 3 of the Statement is hereby amended and supplemented by adding the following:

     Acquisition of Series B TCI Group Stock Pursuant to June Option
     ---------------------------------------------------------------

     On October 14, 1998, Dr. Malone purchased 8,718,770 shares of Series B TCI Group Stock, at a purchase price of $35.5875 per share, in connection with the exercise of his right to purchase such shares granted pursuant to the June Option. Such shares represent the total number of shares available for purchase by Dr. Malone pursuant to the June Option after giving effect to the participation right granted to members of the Magness family in connection with the settlement of the Administration of the Estate of Bob Magness. Dr. Malone acquired the Series B TCI Group Stock with funds he borrowed pursuant to a Revolving Credit Agreement, dated as of October 9, 1998, with NationsBank, N.A., as agent for the lenders thereof (the "October 1998 Facility"). Dr. Malone established the October 1998 Facility for the acquisition of the Series B TCI Group Stock and for other business purposes. The October 1998 Facility is secured by 17,157,952 shares of Series B TCI Group Stock beneficially owned by Dr. Malone as of October 9, 1998 (the "Pledged Shares"). Copies of the Pledge Agreement, dated October 9, 1998 (the "October 1998 Pledge"), between John C. Malone, as Pledgor, and NationsBank, N.A., as Agent (pursuant to which the Pledged Shares are pledged), and the Revolving Credit Agreement, dated as of October 9, 1998, among John C. Malone, NationsBank, N.A., as Agent, and the Lenders named therein, are attached hereto as Exhibits 7(p) and 7(q), respectively, and incorporated herein by this reference.

     Release of Collateral by Merrill, Lynch, Pierce, Fenner & Smith
     ---------------------------------------------------------------
     Incorporated
     ------------

     As of October 7, 1998, all but 100,000 of the 2,795,000 shares of Series B TCI Group Stock originally pledged to Merrill Lynch, Pierce, Fenner & Smith Incorporated pursuant to a Pledge Agreement for Lending on Shelf-Registered, Control or Restricted Securities, dated as of January 5, 1996 (the "Merrill Lynch Pledge"), have been released. The 500,000 shares of Series B Liberty Group Stock originally pledged pursuant to the Merrill Lynch Pledge remain subject thereto.

ITEM 4.  Purpose of Transaction
         ----------------------

     Item 4 of the Statement is hereby amended and supplemented by adding the following:

     AT&T Voting Agreement
     ---------------------

     In connection with the October 1998 Pledge, Dr. Malone, Leslie Malone and AT&T Corp. executed an Amended and Restated Agreement (amending and restating the Voting Agreement, dated as of June 23, 1998, among the parties), pursuant to which AT&T Corp. consented to the October 1998 Pledge. A copy of the Amended and Restated Agreement, attached hereto as Exhibit 7(r), is incorporated herein by reference.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

     Item 5 (a) of the Statement is hereby amended and supplemented by adding the following:

     Dr. Malone beneficially owns (without giving effect to the conversion of Series B TCI Group Stock for Series A TCI Group Stock, of Series B Liberty Group Stock for Series A Liberty Group Stock, or of Series B Ventures Group Stock for Series A Ventures Group Stock): (a) 1,400,146 shares of Series A TCI Group Stock, which includes options for 1,400,000 shares of which options for 1,120,000 shares are currently exercisable and represents less than 1% of the outstanding shares of Series A TCI Group Stock; (b) 54,449,228 shares of Series B TCI Group Stock, which includes Dr. Malone's right to direct the voting of 1,684,775 shares owned by the Trusts

                              Page 8 of 112 Pages
and 22,312,681 shares owned by the Magness Group (see Item 6 below), and represents 84.5% of the outstanding shares of Series B TCI Group Stock; (c) 1,137,807 shares of Series A Liberty Group Stock, which includes options for 1,125,000 shares of which options for 900,000 shares are currently exercisable and represents less than 1% of the outstanding shares of Series A Liberty Group Stock; (d) 27,233,811 shares of Series B Liberty Group Stock, which includes his right to direct the voting of 14,292,719 shares owned by the Magness Group and represents 85.9% of the outstanding shares of Series B Liberty Group Stock; (e) 1,200,000 shares of Series A Ventures Group Stock, which consists solely of options for such shares of which options for 960,000 shares are currently exercisable and represents less than 1% of the outstanding shares of Series A Ventures Group Stock; and (f) 45,039,888 shares of Series B Ventures Group Stock, which includes his right to direct the voting of 1,721,360 shares owned by the Trusts and 18,684,034 shares owned by the Magness Group (see Item 6 below), and options for 2,800,000 shares of which none are currently exercisable and represents 93.6% of the outstanding shares of Series B Ventures Group Stock. In addition, Dr. Malone beneficially owns 273,600 shares of Class B Preferred Stock, which represents 17.6% of the outstanding shares of Class B Preferred Stock. The foregoing percentage interests are based on the outstanding share numbers provided by the Issuer as of September 30, 1998 (adjusted for the transactions disclosed in Item 5(c) below, and Dr. Malone's options as if exercised in full), as follows: 473,416,687 (as adjusted, 474,816,687) shares of Series A TCI Group Stock; 49,932,623 (as adjusted, 64,444,193) shares of Series B TCI Group Stock; 325,507,126 (as adjusted 326,632,126) shares of Series A Liberty Group Stock; 31,699,575 shares of Series B Liberty Group Stock; 377,065,516 (as adjusted, 378,265,516) shares of Series A Ventures Group Stock; 45,334,022 (as adjusted, 48,134,022) shares of Series B Ventures Group Stock; and 1,552,490 shares of Class B Preferred Stock. When all series and classes of stock beneficially owned by Dr. Malone are aggregated, Dr. Malone may be deemed to beneficially own voting equity securities representing approximately 48% the voting power with respect to a general election of directors of the Issuer.

     Item 5 (b) of the Statement is hereby amended and supplemented by adding the following:

     Pursuant to the Amended and Restated Agreement, AT&T may be deemed to share beneficial ownership of the Covered Shares (as defined therein) because AT&T has the right to (i) require the Malone Parties to vote in favor of the Merger and against certain other transactions and (ii) restrict the disposition of the Covered Shares by the Malone parties. Such shared voting power extends to those shares owned by the Magness Group that Dr. Malone has the power to vote in the event that he and the members of the Magness Group are unable to agree upon how such shares are to be voted. The restrictions on disposition of shares pursuant to the Voting Agreement do not extend to those shares owned by members of the Magness Group.

     Item 5 (c) of the Statement is hereby amended and supplemented by adding the following:

     As previously described, on October 14, 1998 Dr. Malone acquired 8,718,770 shares of Series B TCI Group Stock, at a purchase price of $35.5875 per share, in connection with his exercise of the right granted to him pursuant to the June Option.

                              Page 9 of 112 Pages

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     In connection with the October 1998 Pledge, the Issuer executed a letter waiving certain rights under the Call Agreement relating to the pledge of the Pledged Shares (the "Call Waiver"). A copy of the Call Waiver is attached hereto as Exhibit 7(s), and is incorporated herein by reference.

     Also in connection with the October 1998 Pledge, the Issuer and members of the Magness Group executed a letter waiving certain rights arising in connection with the pledge of the Pledged Shares (the "Stockholders' Waiver"). A copy of the Stockholders' Waiver is attached hereto as Exhibit 7(t), and is incorporated herein by reference.

     AT&T Corp. executed a consent under the Merger Agreement to the execution of the Call Waiver and the Stockholders' Waiver (the "AT&T Consent Letter"). A copy of the AT&T Consent Letter is attached hereto as Exhibit 7(u), and is incorporated herein by reference.

     The information set forth in Items 3, 4 and 5 is hereby incorporated by reference herein.

ITEM 7.  Material to be filed as Exhibits
         --------------------------------

     7(p) Revolving Credit Agreement, dated as of October 9, 1998, among John C. Malone, as Borrower, NationsBank, N.A., as Agent, Societe Generale and Toronto Dominion Securities (USA), Inc., as Co-Agents, and NationsBank, N.A., Society Generale, and Toronto Dominion (Texas), Inc., as Lenders

     7(q) Pledge Agreement, dated as of October 9, 1998, between John C. Malone, as Pledgor, and NationsBank, N.A., as Agent

     7(r) Amended and Restated Agreement, dated as of October 9, 1998, among John C. Malone, Leslie Malone, and AT&T Corp.

     7(s) Waiver Letter with Respect to the Call Agreement, dated October 9, 1998, signed by Tele-Communications, Inc. and addressed to NationsBank, N.A., in its capacity as Agent for the Lenders

     7(t) Waiver Letter with Respect to the Stockholders' Agreement, dated October 9, 1998, signed by the Issuer and members of the Magness Group and addressed to NationsBank, N.A., in its capacity as Agent for the Lenders

     7(u) AT&T Consent Letter, dated October 9, 1998

                             Page 10 of 112 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 to the Statement is true, complete and correct.


October 30, 1998                    /s/ John C. Malone
                                    ------------------------------------
                                    Dr. John C. Malone

                             Page 11 of 112 Pages

                                 EXHIBIT INDEX


EXHIBIT NUMBER                      EXHIBIT                                 PAGE
--------------                      -------                                 ----
     7(p)            Revolving Credit Agreement, dated as of October         13
                     9, 1998, among John C. Malone, as borrower,
                     NationsBank, N.A., as Agent, Societe Generale and
                     Toronto Dominion Securities (USA), Inc., as
                     Co-Agents, and NationsBank, N.A., Society Generale, and Toronto Dominion (Texas), Inc., as Lenders.

     7(q)            Pledge Agreement, dated as of October 9, 1998,          69
                     between John C. Malone, as Pledgor, and NationsBank,
                     N.A., as Agent.

     7(r)            Amended and Restated Agreement, dated as of October     88
                     9, 1998, among John C. Malone, Leslie Malone, and
                     AT&T Corp.

     7(s)            Waiver Letter with Respect to the Call Agreement,       99
                     dated October 9, 1998, signed by Tele-Communications,
                     Inc. and addressed to NationsBank, N.A., in its capacity as Agent for the Lenders.

     7(t)            Waiver Letter with Respect to the Stockholders'        105
                     Agreement, dated October 9, 1998, signed by the Issuer and members of the Magness Group and addressed to NationsBank, N.A., in its capacity as Agent for the Lenders.

     7(u)            AT&T Consent Letter, dated October 9, 1998.            111


                             Page 12 of 112 Pages